Exhibit 2

FOR IMMEDIATE RELEASE

January 18, 2005

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Organizational Changes
and Changes in Directors

Nissin Co., Ltd. (the “Company”) hereby announces the following organizational and personnel changes to be implemented as of February 1, 2005, pursuant to a resolution adopted by the Board of Directors at a meeting held on January 18, 2005.

1.	Organizational Changes

The following organizational changes are being implemented with the twin aims of reinforcing sales organization power emphasizing consultation with customers, and building a centralized sales structure for customers introduced by business tie-up companies.

(1)	The Osaka Sales Department will be established with the aim of reinforcing sales organization power emphasizing consultation with customers in the Osaka metropolitan area, and the Sales & Marketing Control Division will exercise control over the new department.

(2)	The Tie-up Loan Department will be established with the aim of building a centralized sales structure that improves the contract rate of various loans for customers introduced by business tie-up companies, and the Sales & Marketing Control Division shall exercise control over the new department.

2.	Changes in Directors

New Title	Name	Current Title
President and General Manager Sales & Marketing Control Div. and Sales Department	Kunihiko Sakioka	President and General Manager Sales & Marketing Control Div.

Director & Deputy General Manager Sales & Marketing Control Div. and General Manager Osaka Branch Office and Tie-up Loan Department	Hidenobu Sasaki	Director & Deputy General Manager Sale & Marketing Control Div. and General Manager Osaka Branch Office and Sales Department

As of February 1, 2005

Organizational Chart